                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                                  (Amendment No. 6)*

                      Under the Securities Exchange Act of 1934*

                        Health Fitness Physical Therapy, Inc.
-------------------------------------------------------------------------------
                                  (Name of Issuer)

                                    Common Stock
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                            (Title of Class of Securities)

                                      42217V102
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                                    (CUSIP Number)



                            Gary S. Kohler, Vice President
                          Okabena Investment Services, Inc.
                                 5140 Norwest Center
                    90 South Seventh Street, Minneapolis, MN 55402
                                    (612) 339-7151
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               (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)


                                    April 25, 1997
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 4 pages


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CUSIP No.  42217V102
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    (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Okabena Partnership K, a Minnesota General Partnership     41-1642281
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    (2)  Check the Appropriate Box if a Member of a Group
                                                           (a)       [   ]
                                                           (b)       [ X ]
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    (3)  SEC Use Only

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    (4)  Source of Funds

         WC
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    (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                      [     ]
                        N/A

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    (6)  Citizenship or Place of Organization

         Minnesota
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Number of     (7)  Sole Voting Power            346,656         shares
Shares Bene-   ----------------------------------------------------------------
 ficially     (8)  Shared Voting Power                0         shares
Owned by       ----------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power       346,656         shares
 ing Person    ----------------------------------------------------------------
With          (10) Shared Dispositive Power           0         shares
--------------------------------------------------------------------------------
    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

         346,656 shares
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    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
                   N/A
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    (13) Percent of Class Represented by Amount in Row (11)
                   4.4%
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    (14) Type of Reporting Person (See Instructions)
         PN


                                  Page 2 of 4 pages

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                                     SCHEDULE 13D

This Amendment No. 6 amends the original Schedule 13D filed August 10, 1995, Amendment No. 1 filed October 10, 1995, Amendment No. 2 filed April 12, 1996, Amendment No. 3 filed April 23, 1996, Amendment No. 4 filed August 6, 1996 and Amendment No. 5 filed February 13, 1997.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    Item 5 is amended as follows:

    See Schedule 13D Statement cover page, rows (7) through (11) inclusive and row (13). According to the Issuer's Form 10-KSB for the fiscal year ended December 31, 1996, at March 24, 1997 it had 7,666,122 shares outstanding. When adjusted for the 250,000 previously reported warrants owned by the Reporting Person, in accordance with Rule 13d-3(d)(1)(i), the calculation herein is based on 7,976,122 shares. The Reporting Person has engaged in the following open market transactions since the date of its filing of Amendment No. 5 to Schedule 13D. The Reporting Person is no longer the beneficial owner of more than 5% of the relevant class of the Issuer's securities.

    Date of Sale             Number of Shares Sold         Price
    ------------             ---------------------         -------
       3-3-97                     10,000                    $2.625
       3-12-97                    12,500                     2.625
       4-15-97                     5,500                     2.625
       4-25-97                    50,000                     2.50

Except as set forth above, there have been no other transactions in the common stock of the Issuer that were effected during the last sixty days by the persons named in Item 2 to the original Schedule 13D Statement.


                                  Page 3 of 4 pages

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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 30, 1997                  OKABENA PARTNERSHIP K
                                       By:  Okabena Investment Services, Inc.
                                          Its:  Managing Partner


                                       By: /s/ Gary S. Kohler
                                           ---------------------------
                                            Gary S. Kohler, Vice President




                                  Page 4 of 4 pages